UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          Regent Assisted Living, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   758949 10 1
                    ----------------------------------------
                                 (CUSIP Number)


                                 Walter C. Bowen
                          Regent Assisted Living, Inc.
                         121 SW Morrison St., Suite 1000
                               Portland, OR 97204
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 5 , 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          1 of 5

                                  SCHEDULE 13D

CUSIP No. 758949 10 1                                          Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter C. Bowen
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      3,403,200
                 ---------------------------------------------------------------
                   8  SHARED VOTING POWER

NUMBER                5,221,382 shares of Common Stock (which includes 1,818,182
OF                    shares issuable upon conversion of 1,283,785 shares of
SHARES                Series A Preferred Stock and 382,882 shares of Series B
BENEFICIALLY          Preferred Stock, which shares of Series A and Series B
OWNED                 Preferred Stock are held by Prudential Private Equity
BY                    Investors III, L.P. and are subject to a Stockholders
EACH                  Agreement with Mr. Bowen)
REPORTING        ---------------------------------------------------------------
PERSON             9  SOLE DISPOSITIVE POWER
WITH
                      3,403,200 shares of Common Stock
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      N/A
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,403,200 shares of Common Stock
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
      Excludes 1,818,182 shares issuable upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock, which shares of Series A and Series B Preferred Stock are held by Prudential Private Equity Investors III, L.P. and are subject to a Stockholders Agreement with Mr. Bowen.
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      75.5% of Common Stock
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 5

                                 WALTER C. BOWEN

                  Amendment No. 2 to Statement on Schedule 13D
                  --------------------------------------------


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated February 14, 1996 (such initial Schedule 13D shall hereinafter be referred to as the "Statement") as amended on January 21, 1997, relating to the Common Stock of Regent Assisted Living, Inc. (the "Company").

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Bowen used his personal funds to acquire the shares of Common Stock described in Item 5 below. Except as described in Items 5 and 6, below, as of the date of this Amendment, no arrangements with third parties have been made with respect to financing the acquisition of additional shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

     Under the rules and regulations of the Securities and Exchange Commission, Mr. Bowen may be deemed to be the beneficial owner of 3,403,200 shares of Company Common Stock, representing approximately 75.5 percent of the issued and outstanding shares of Common Stock. Mr. Bowen purchased 233,000 of his shares concurrently with the closing of the Company's initial public offering on December 26, 1995 directly from the Company for $7.50 per share, for an aggregate purchase price of $1,747,500 in cash.

     Mr. Bowen purchased 200,000 of his shares on November 5, 1999 from Astoria Capital Partners, L.P., a California limited partnership ("Astoria"), Montavilla Partners, L.P., a California limited partnership ("Montavilla"), and Microcap Partners L.P., a North Carolina limited partnership ("Microcap") for $1.50 per share, for an aggregate purchase price of $300,000 in cash.

     All of these shares of Common Stock of which Mr. Bowen may be deemed to be the beneficial owner are held of record by Mr. Bowen.

     Mr. Bowen shares voting power with respect to 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock (collectively the "PPEI Preferred Shares"), which PPEI Preferred Shares are held by Prudential Private Equity Investors III, L.P. ("PPEI"), pursuant to a Stockholders Agreement among the Company, PPEI and Mr. Bowen, dated as of December 16, 1996 (the "Stockholders Agreement"). The PPEI Preferred Shares are convertible into an aggregate of 1,818,182 shares of Company Common Stock, subject to adjustment in accordance with its terms. The Stockholders Agreement also places certain restrictions and requirements on Mr. Bowen regarding the transfer and voting of his shares.

     The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 4,507,600 shares of Common Stock

                                                                          3 of 5
outstanding, as disclosed in the Company's Form 10-QSB, filed with the Securities and Exchange Commission for the quarterly period ending September 30, 1999. The percentage is calculated treating all shares of Company Common Stock issuable upon the exercise of options or warrants or upon the conversion of a security of another class of the Company, including the shares issuable upon the conversion of the PPEI Preferred Shares and the exercise of the Warrant described below, as not outstanding.

     As a result of the Stockholders Agreement, Mr. Bowen, PPEI and its affiliates may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act. Mr. Bowen disclaims that he has agreed to act as a group with PPEI or any of its affiliates other than as described in this Amendment.

     The Stockholders Agreement was executed in connection with the purchase by PPEI of the PPEI Preferred Shares and a Stock Purchase Warrant to purchase 200,000 shares of the Company's Common Stock at a price of $5.50 a share (the "Warrant"), which Warrant is exerciseable only upon the occurrence of certain events and is subject to adjustment in accordance with its terms. The Stockholders Agreement obligates PPEI, with its affiliated investors, to vote its shares of Company stock to establish and maintain a specified composition for the Company's Board of Directors. As a result of PPEI's voting obligations under the Stockholders Agreement, Mr. Bowen may be deemed to own beneficially the shares held by PPEI. Mr. Bowen disclaims beneficial ownership of such shares, and the filing of this Amendment shall not be construed as an admission that Mr. Bowen is, for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any shares held by PPEI or any of its affiliates.

     The PPEI Preferred Shares represent 100 percent of the outstanding shares of Preferred Stock of the Company. Currently, 1,818,182 shares of Common Stock of the Company are issuable upon the conversion of the PPEI Preferred Shares, which would represent 30.34 percent of the outstanding shares of Company Common Stock after such conversion. This percentage is calculated treating all shares of Company Common Stock issuable upon the exercise of options or warrants or upon the conversion of a security of another class of the Company, other than the shares issuable upon the conversion of the PPEI Preferred Shares and the exercise of the Warrant, as not outstanding.

     Except as described in this Item 5, during the past 60 days, Mr. Bowen has engaged in no transactions in shares of Common Stock.

                                                                          4 of 5

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 1999                      WALTER C. BOWEN
------------------------               -----------------------------------------
Date                                   Walter C. Bowen

                                                                          5 of 5